UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030655

NO ACT
P.E 1-4-2002
1-32-02345

March 14, 2002

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 200036

Act 1934
Section 14A-8
Rule
Public Availability 3/14/2002

Re: Marriott International, Inc.
Incoming letter dated January 4, 2002

Dear Ms. Goodman:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to Marriott by the United Brotherhood of Carpenters and Joiners of America. We also have received a letter from the proponent dated January 24, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

agoodman@gibsondunn.com

January 4, 2002

Direct Dial
(202) 955-8653

Client No.
C 58129-00032

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. ("Marriott" or the "Company"), to omit from its proxy statement and form of proxy for Marriott's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("UBC"). The Proposal requests that Marriott's Board of Directors (the "Board") "prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan" (the "Strategic Plan Description"). The Proposal requests further that the disclosure should include:

> (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring process; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring process.

Finally, the Proposal requests that the disclosure "should be disseminated to stockholders through appropriate means, whether it be posted on the Company's website or sent via a written communication to stockholders." The Proposal and Supporting Statement are attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to UBC, informing it of Marriott's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. Marriott presently intends to file its definitive 2002 Proxy Materials on or about March 28, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Marriott files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from Marriott's 2002 Proxy Materials on the following basis, as more fully discussed below:

(1) Rule 14a-8(i)(7), because significant elements of the Proposal and the Supporting Statement relate to the Company's ordinary business operations; and

(2) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules and beyond the Company's ability to implement.

If the Staff does not concur that the proposal may be excluded on the foregoing bases, we believe that the Proposal would have to be revised before it could be included in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. The Proposal And The Supporting Statement Deal With Matters Relating To The Company's Ordinary Business Matters

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, *such as proposals on general business operations*." (emphasis added). Pursuant to the amended rules, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

In construing Rule 14a-8(i)(7), the Commission has indicated that where, as here, a proposal would require the preparation of a special report or description on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report or description relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report or description and not the taking of any action with respect to such business operations, will be excludable. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, we believe the subject matter of the Strategic Plan Description requested by the Proposal is a matter of ordinary business, and accordingly, should be excluded under Rule 14a-8(i)(7).

A. Reports To Shareholders On Business Practices Are Matters Of Ordinary Business Operations

The Staff has held that proposals requesting descriptions or reports to shareholders of a company's business operations or the conduct of its management may be omitted under Rule 14a-8(i)(7) as relating to ordinary business. In *Westinghouse Electric Corporation* (avail. January 27, 1993), a shareholder proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." Similarly, the Proposal asks for details regarding the "role" and "tasks" of the Board and a description of Marriott's "corporate strategy development process." It requests information that involves the conduct of the Company's ordinary business, (i.e., the operations of the company and the dissemination of information to the Board of Directors) and is therefore excludable under Rule 14a-8(i)(7).

B. General Corporate Goals Are Matters Of Ordinary Business Operations

The Commission has also stated that proposals on general business operations are excludable under Rule 14a-8(i)(7). See the 1998 Release, at part III, text following note 42. In the 1998 Release, the Commission noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Commission's statements reaffirm past positions where the Staff has concurred that setting corporate objectives and monitoring their implementation is a matter of ordinary business. In *Mobil Corporation* (avail. Feb. 13, 1989), the staff concurred that a proposal requesting formation of a stockholder committee to review corporate objectives and their implementation was excludable "since it appears to deal with . . . questions of corporate objectives and goals." *See also Union Pacific Corporation* (avail. Dec. 16, 1996) (proposal requesting a report on development and adaptation of new technology to the company's operations excludable as relating to ordinary business operations).

The Proposal relates to the formulation of Company policy and the oversight of the operations of the Company and is excludable as dealing with ordinary business operations according to the foregoing precedent. Further, the Proposal falls within state corporate law as relating to the Company's ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to Marriott, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of its board of directors..." The Supporting Statement itself acknowledges that the underlying topic of the requested report relates to the fundamental, day-to-day role of Marriott's management and Board: "While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the on-going assessment of business opportunities and risks." As such, the Proposal is excludable under Rule 14a-8(i)(7).

C. Efforts To Promote Communication Between Management And Shareholders Are Matters Of Ordinary Business Operations

Where a report or description requested by a shareholder proposal has no particular subject, but instead is an effort to promote communication, the proposal is excludable under Rule 14a-8(i)(7). The Staff has consistently held that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. In *Santa Fe Southern Pacific Corporation* (avail. Jan. 14, 1988), the Staff concurred that a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" could be excluded because it related to the "technical preparation of company reports." *See also*, *Arizona Public Service Company* (avail. Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services).

The Proposal requires a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. The Supporting Statement indicates that the main objective of the Proposal is not to address any particular aspect of the Company's business operations, but rather is to promote communication between the Company's management and its shareholders: "[S]hareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." Since the objective of the Proposal is to promote expanded communication between the Company and its shareholders, it is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

D. Descriptions Of Corporate Strategy Are Matters Of Ordinary Business Operations

The Proposal requests preparation of "a description of the Board's role in the . . . Company's long term strategic plan." The Supporting Statement states that such disclosure "would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." The Supporting Statement also notes that the disclosure to shareholders would "help to promote 'best practices' in the area of meaningful board or director involvement in strategy development." The Staff has consistently held that the determination and implementation of a company's investment strategies, are matters relating to the ordinary course of business and are therefore excludable under [Rule] 14a-8(i)(7). *See Bel Fuse Inc.* (avail. April 24, 1991). Accordingly, the Proposal is excludable as ordinary business under Rule 14a-8(i)(7).

III. The Proposal And Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because The Proposal Is Impermissibly Vague And Indefinite

The Proposal and Supporting Statement are properly excludable because the Proposal is impermissibly vague and indefinite, rendering it false and misleading pursuant to Rule 14a-8(i)(3). A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal and Supporting Statement are also excludable under Rule 14a-8(i)(6) because the Proposal's vagueness renders it beyond the Company's ability to effectuate. A proposal is sufficiently vague and indefinite to justify its exclusion under Rule 14a-8(i)(6) where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (avail. Feb. 1, 1999).

A. A Stockholder Would Not Know What Is Being Voted On

The Proposal is vague and indefinite in violation of Rule 14a-8(i)(3) because a stockholder voting on the Proposal would not be able to determine with any reasonable certainty what is being voted on. The Staff has held that proposals are excludable where they request an action that is so broad and generic that it gives no indication as to what is being voted on. For example, in *The Travelers Corporation* (avail. Dec. 11, 1980), a shareholder requested the company to create a stockholders audit committee "to review and make recommendations to the Independent Auditors any [sic] and all phases of their audit pertaining to the welfare of the stockholders." The Staff concurred that the Proposal could be excluded as vague and indefinite under Rule 14a-8(c)(3), because, among other things, the Proposal is so vague that shareholders could not reasonably determine what they are being asked to vote on. The Staff has noted that in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Trammell Craw Real Estate Investors* (avail. Mar. 11, 1991).

Similarly, in this case, the Proposal is vague and indefinite in its application because it does not specify how the requested information is to be disseminated. The Proposal requests that the proposed description of the Board's role in the development and monitoring of the Company's long-term strategic plan "be disseminated to stockholders through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners." It is unclear from this statement what constitutes the "appropriate means" through which the proposed description is to be transmitted to stockholders. A "written communication" or a website posting are two possibilities mentioned, but the Proposal contains no guidance as to whether these constitute the only "appropriate means" of dissemination or whether these are simply examples of many permitted methods of releasing the proposed description to stockholders. Accordingly, the Proposal is so vague that that the Company's stockholders would be unable to determine what they are being asked to vote on. As a result the Proposal should be excluded under Rule 14a-8(c)(3).

B. Marriott Is Unable To Determine What Action Is Requested

The Proposal may also be omitted pursuant to Rule 14a-8(i)(6) because it is so vague that Marriott "would lack the power or authority to implement" it. A company "lack[s] the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). As discussed above, the Proposal not only offers two possible methods of disseminating the requested information, but also refers to "appropriate means" without any indication as to whether other permissible methods of disseminating the requested information are intended. *See Organogenesis* (avail. April 2, 1999) (proposal requiring that the number of directors be expanded so that there would always be a majority of non-management directors properly excludible because the manner of implementing the proposal was sufficiently vague and ambigous). Accordingly, the Proposal is so vague and indefinite as to make it impossible for the Company to determine what actions to take. As a result, the Proposal is properly excludable under Rule 14a-8(i)(6).

IV. The Proposal Must Be Revised Under Rule 14a-8(i)(3) Because The Proposal And Supporting Statement Are Vague, False and Misleading In Violation Of Rule 14a-9

Alternatively, if the Proposal cannot be excluded for the foregoing reasons, the language of the Proposal must be revised under Rule 14a-8(i)(3) in the manner discussed below.

First, the Proposal's statement that "the development of a well-conceived corporate strategy is critical to the long-term success of a corporation" is unsupported opinion. The Proposal presents nothing to support that developing such a corporate strategy is "critical" to a company's "long-term" success, yet presents its contention as fact. Accordingly, this statement should either be omitted or the proponent should identify the statement as a matter of opinion.

Second, the assertion made by the Supporting Statement that "in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the on-going assessment of business opportunities and risks" is entirely unsubstantiated. No basis is given for the claim that the Board's engagement in strategic planning is now "more important than ever" or for the contention that today's environment is particularly "fast changing." This statement should therefore be clearly identified as opinion rather than fact.

Third, the statement that "[i]t is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan" is also unsubstantiated. No support is provided for why such participation is so "vitally important." The Supporting Statement, however, presents this statement as fact. Again, this statement should either be stricken from the Supporting Statement or identified as opinion.

Fourth, the Supporting Statement presents the proponent's opinion as though it were factual when it states that "shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." There is no basis provided that the proposed type of "shareholder disclosure" would help shareholders "better assess the performance of the Board in formulating corporate strategy." At a minimum, therefore, this statement should be revised to label it as opinion.

Finally, the statement that the Proposal's suggested disclosure "would help to promote 'best practices' in the area of meaningful board of director involvement in strategy development" is unsupported opinion. The Supporting Statement does not substantiate this statement in any way by supporting how it "would help," in this regard yet offers the statement as uncontested fact. This statement, then, should either be omitted or the proponent should identify the statement as a matter of opinion.

V. Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from Marriott's 2002 Proxy Materials. If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at 202-955-8653. In the event that the Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed envelope. Thank you for your prompt attention to this matter.

Sincerely,

Ronald O. Mueller for

Amy L. Goodman

ALG/bjp
Enclosure

cc: Douglas J. McCarron
United Brotherhood of Carpenters and Joiners of America

Dorothy M. Ingalls
Marriott International, Inc.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 16, 2001

Dorothy M. Ingalls
Secretary
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

Re: Shareholder Proposal

Dear Ms. Ingalls:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marriott International ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the role of the Company's directors in the strategic planning process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Directors' Strategy Development Role Proposal

Resolved, that the shareowners of Marriott International, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication sent to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 24, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to the Marriott International, Inc. Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Marriott International's ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is so vague that the Proposal can be excluded under Rule 14a-8(i)(3)

The Company contends that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague, thereby rendering it false and misleading in violation of Rule 14a-9. Shareholders, the Company alleges, would be confused and not know what action they were suggesting that the Company take. If one reads the Proposal it is hard to imagine what in it would confuse shareholders. The Proposal provides as follows:

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

> Resolved, that the shareowners of [the Company] ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

The Proposal focuses on the role of the board of directors in the development and monitoring of the Company's long-term strategic plans. It requests that the Company disclose specific information concerning the Board's role. It is left to the Board to determine the means of disclosing this information. As the Supporting Statement to the Proposal observes, shareholders can use this information as they assess the board of director's effectiveness and determine whether to support or withhold support from directors as they stand for election.

Contrast the cases offered as support for the argument that the Fund's Proposal is vague. In *Travelers Corp.* (December 11, 1980) the proposal stated:

> RESOLVED: That the stockholders of Travelers demand that the Board create a STOCKHOLDERS AUDIT COMMITTEE to review and make recommendations to the Independent Auditors (sic) any and all phases of their audit pertaining to the welfare of the stockholders.

The Company argued, and the Staff agreed, that shareholders would not know what they were voting for or what action they were authorizing. Contrast that with our Proposal asking the board to discuss its role in the development and monitoring of the Company's long-term strategic plan. A Company certainly should be able to understand this request and provide such important information to its shareholders.

Contrast also *Philadelphia Electric Co.*[1] (July 30, 1992) ("The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans '. . . that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees.'"); *Bristol-Myers Squibb* (February 1, 1999) ("The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.")

[1] Note that *Philadelphia Electric* was decided solely on Rule 14a-8(c)(3) grounds, the predecessor to Rule 14a-8(i)(3).

The language of the Fund's Proposal is clear. The terms that the Company purports to find so vague actually represent simple, straightforward business concepts that the board will have latitude to define more precisely should this precatory proposal receive a majority vote and the Company choose to implement it. The language is understandable on its face, providing shareholders a clear picture of what they are being asked to support and what action the Company would need to take if the Proposal was implemented. The Proposal is not vague and the Company should not be allowed to exclude it.

2. The Company fails to meet its burden of persuasion that the Company lacks the ability to implement it under Rule 14a-8(i)(6)

The Company also argues that the Proposal's purported "vagueness" renders it beyond the Company's ability to effectuate. Expanding on its Rule 14a-8(i)(3) argument, the Company claims that it would be unable to determine what action should be taken if the Proposal passed. It relies on the Staff's decision in *International Business Machines* (January 14, 1992), but this case can be easily distinguished. In *International Business Machines*, the proposal stated: "It is now apparent that the need for representation has become a necessity." The Company's request for no-action relief observed:

> From this vague resolution, neither the shareholders nor the Company can tell what would be required. Does 'representation' mean the representation of employees by some third party (a labor organization or otherwise) . . . Or are the Proponents requesting some representation on the Board of Directors exclusively for women? Or are the Proponents requesting something entirely different? Whatever the Proponents meant, the proposal as encompassed by the 'RESOLVED PORTION' on which shareholders would be voting is completely vague and therefore misleading.

The language of the Fund's Proposal is not vague and if the Proposal receives a majority vote and the Company chooses to implement it, the Company will know exactly what to do: Prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan and disclose that information to shareholders.

3. The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)

The Company argues the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. To prevail, the Company, which bears the burden of persuasion, must prove that the disclosure we request is of a mundane, ordinary nature. The starting point for determining whether the Company satisfies its burden is found in the Securities and Exchange Commission's discussion of the ordinary business exclusion:

> Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. (footnotes omitted)

"Final Rule: Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 34-40018 (May 21, 1998).

This rule provides the framework for analyzing whether the Company has satisfied its burden of proving the Fund's Proposal relates to ordinary business. As one analyzes this issue, recall the Commission's stated policy behind the ordinary business exclusion: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Note that since our Proposal does not pertain to ordinary business matters, one need not consider whether it relates to significant social policy issues for that provision is an exception to a general rule that does not apply to the Fund's Proposal.

The first consideration relates to the subject matter of the proposal. As the Commission states, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The examples they provide include the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. These examples fundamentally differ from the subject of our Proposal, which is the role directors play in developing and overseeing a company's strategic plan. One would be hard-pressed to identify an area less mundane than a company's strategic direction.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Fund's Proposal does not seek to micromanage to any degree.

The Company fails to satisfy either consideration. Our Proposal does not interfere with management's ability to run the Company. Nor does it try to micromanage the Company by delving into matters too complex for shareholders. Rather, the Proposal appropriately seeks to assist shareholders as they monitor directors, their elected representatives. While a Company's strategic plans of necessity may be complex, disclosure of the details of the Company's strategic plans is not the disclosure requested. The disclosure requested is the more simple disclosure concerning the nature of the board's participation in the strategy development process. By requesting such information the Proposal does not seek to micromanage, but rather to learn more about directors' role in the development of the Company's strategic plans.

A review of cases commonly cited to support the ordinary business exclusion argument demonstrates that none of these cases dealt with a proposal like the Fund's; that is, one seeking disclosure concerning the board's role concerning a topic of central importance to shareholders. In *CVS* (February 1, 2000) it is true that the proposal dealt with a request that the company prepare an annual strategic plan report describing its goals, strategies, policies and programs, and detailing the roles of its corporate constituents. The company was allowed to omit the proposal under Rule 14a-8(i)(7). The company noted that previous Staff no-action decisions found that corporate policies related to such constituents as shareholders, employees, customers, and suppliers related to the company's ordinary business. Our Fund's Proposal is fundamentally different for it relates to the board of director's role in the development and oversight of the Company's strategic planning. *CVS* does not support exclusion.

Nor does *Wal-Mart Stores, Inc.* (March 15, 1999) support exclusion. In Wal-Mart, shareholders requested a report describing the company's actions "to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions." The company argued, and the Staff agreed: "The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business."

Contrast also *Santa Fe Southern Pacific Corp.* (January 30, 1986) ("The proposal relates to preparation of current cost basis financial statements for the Company and each of its principal subsidiaries.")

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

Cc: Dorothy M. Ingalls
Amy L. Goodman (Gibson, Dunn & Cruthcer LLP)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 4, 2002

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Marriott's long-term strategic plan.

We are unable to concur in your view that Marriott may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must recast the following statements as the proponent's opinion:

- the sentence that begins "The development of . . ." and ends ". . . of a corporation";
- the phrase that begins "it is more important . . ." and ends ". . . opportunities and risks" or the sentence that begins "While senior management . . ." and ends ". . . opportunities and risks" may be deleted;
- the sentence that begins "It is vitally important . . ." and ends ". . . Company's strategic plan"; and
- the sentence that begins "Further, it would . . ." and ends ". . . strategy development."

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Marriott's ordinary business operations. Accordingly, we do not believe that Marriott may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Special Counsel